Exhibit 99.6

To Our Shareholders

The third quarter of fiscal 2014 is highlighted by the Company’s acquisition of the development and commercialization rights to neuropsychiatric drug candidate, ELND005. This transaction broadened the Company’s development pipeline with an un-partnered late-stage clinical asset, coupled with Transition’s core strategy of advancing assets acquired from pharmaceutical partners. From a corporate standpoint, the Company will seek to leverage the economic benefits of ELND005 and future in-licensed assets through its recently acquired Irish domiciled subsidiary, Transition Therapeutics Ireland Limited.

Subsequent to the quarter-end, the Company completed a rigorous evaluation of each of its development programs with the intent to implement a balanced strategy for growth in three key areas: late stage development of ELND005 in neuropsychiatric indications, Phase 2 development of diabetes drug candidate TT401, and capacity for the addition of one or two new in-licensed programs.

Pipeline Review

ELND005 – Neurological Disorders:

On February 28, 2014, Transition acquired all the development and commercialization rights to neuropsychiatric drug candidate, ELND005. The Company then performed an evaluation of each of the clinical trials underway to decide upon a development strategy going forward. The evaluation included a review of all of the data available from previously completed and ongoing clinical trials, the likelihood of success for each clinical trial, the costs to complete each trial, and a plan to ensure that integrity of the trials and data generated will be maintained to completion.

Agitation and Aggression in AD: Transition reviewed all the Agitation and Aggression data from the previously completed phase 2 trials in mild to moderate Alzheimer’s Disease (AD201 and AD251), as well as all of the blinded data from the large ongoing ELND005 clinical trials of Agitation and Aggression (AG201 and AG251). Based on this in-depth review and analysis, Transition is fully committed to allocating all the financial and human resources necessary to support the Phase 2 study evaluating ELND005 in mild to severe Alzheimer’s disease patients who are experiencing agitation and aggression. This ongoing clinical study (AG201) is called the “Harmony AD” study (www.harmonyadstudy.com) and has a projected enrollment of up to 400 subjects. Transition expects enrollment to be completed by the first quarter of 2015 with results from the study expected in mid-2015. A safety extension study (Study “AG251”) is ongoing and is enrolling subjects who have completed the placebo-controlled “HarmonyAD” study. To date, the large majority of subjects completing the “HarmonyAD” study are participating in the AG251 extension study. This Agitation and Aggression in AD program has received Fast Track status from the United States Food and Drug Administration.

Down Syndrome: The Phase 2a study of ELND005 in young adult subjects with Down Syndrome is near completion of enrollment. This study evaluates the safety, pharmacokinetics of ELND005 and includes selected cognitive and behavioral measures over a one-month treatment period. The data from this study are expected to be available in the third quarter of calendar 2014. Following the completion of this study, depending on the data and the advice from regulatory agencies and experts in the field, the next step in development would be a larger Phase 2b study in Down syndrome subjects.

Bipolar Disorder: With the focus of ELND005 development on Alzheimer’s disease and Down syndrome, Transition has decided to discontinue the Bipolar Disorder clinical study (BPD201). The decision followed a commercial assessment of the size and length of the study, costs and timelines for completion. This decision was not based on any analysis of efficacy data (blinded or unblinded), since the number of subjects who completed the randomized phase of the trial was too small. There were no adverse safety findings that contributed to this decision. Regular evaluations by the study’s independent safety monitoring committee have supported the continuation of the study with no changes. This study will provide valuable safety data from approximately 300 subjects and imaging data in a subset of patients that will support the ELND005 program.

Overall, there is a very comprehensive package of clinical and non-clinical data that continues to support the ELND005 programs in AD and Down syndrome. In the coming months, Transition will be presenting data from three additional ELND005 Phase 1 studies demonstrating the metabolism, renal clearance and cardiovascular characteristics of ELND005.

TT401 –Type 2 Diabetes:

Transition’s partner, Eli Lilly, has been very committed to the advancement of TT401 across all areas of development. A Phase 2 study of TT401 is in the final preparation stage with dosing expected to commence in calendar Q2 2014. Transition will be supporting this study with an expected contribution of US$14 million in three installments during the study.

Growth Through In-Licensed Programs:

With multiple Phase 2 programs in development, Transition continues its strategy of mitigating risk through the parallel development of additional programs. Allocation of development resources to these drug candidates follows a strict discipline of evaluating costs, timelines and selecting candidates with a strong likelihood of success. Following this approach, Transition has decided to end development of osteoarthritis preclinical candidate, TT601. This decision was made after expanded toxicology study data and regulatory interactions revealed the development plan would be restricted and timelines delayed. Transition has ongoing diligence processes to in-license additional drug candidates and expand the Company’s overall development pipeline.

OUTLOOK

As we look ahead, Transition possesses a solid base with its two Phase 2 clinical development programs targeting the large disease indications of AD and diabetes. These opportunities, combined with a platform for growth via the Company’s core strategy of developing assets acquired from pharmaceutical partners, provides both near term catalysts and long term risk mitigation.

Allocating resources and full support to the Agitation and Aggression for AD study and the Down syndrome study has narrowed the focus and provides a development strategy for ELND005 going forward. These studies are well-underway or nearing completion with Transition planning to announce top-line data in the coming quarters. In addition, the Company will be reporting data from multiple completed ELND005 Phase 1 studies that will be supportive for registration filings. Our development partner Lilly continues to demonstrate a strong commitment to the advancement of TT401 and it is expected that a Phase 2 study will commence during calendar Q2 2014. From a growth perspective, Transition is actively seeking to expand its development pipeline with additional potential programs in the near future.

We appreciate the continued support of our shareholders and look forward to providing an update on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.

ELND005 – Neuropsychiatric Drug Candidate